SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure : Press release announcing the acquisition of Cityvox by France Telecom press release

Paris, March 5, 2008

France Telecom announces the acquisition of Cityvox

This acquisition of 100% of the company is in line with Orange's strategy to develop its internet services and the audience on its portals, consolidating its current position in France as number three for audience and number one for advertising on the web(1).

Cityvox, a leading outings and leisure site

Founded in 1999 by Bertrand Bigay and Michel Athenour, Cityvox SAS is one of the leading internet media groups, number one in France for local sites and a specialist in online outings and leisure news.

The www.Cityvox .fr, www.cinefil.com, www.concerts.fr and www.spectacles.fr sites attract over 2.2 million unique visitors each month and more than 350,000 regular contributors. In just a few years, with a profitable business model, Cityvox has established itself on the French market as the benchmark for outings and leisure activities (restaurants, cinema, bars, concerts, hotels).

For several years now, France Telecom has been entrusting Cityvox with managing the “in town” section on the orange.fr site. For its part, Cityvox has been working with Orange Publicité since 2002 for marketing its advertising space.

Developing business on the local services and advertising market

With more than 58 million unique visitors around the world each month, including 17 million in France(2), the audience for Orange's services and the performance of its advertising agency will enable Cityvox’s know-how and expertise to come into their own for the development of local services.

Orange’s new ambition with Cityvox covers various aspects:

- further strengthening Orange's positioning on local content and developing new local services, notably on mobility

- offering local advertisers a better presence on digital media and generating more advertising revenues

- ramping up Cityvox’s model at international level, drawing on Orange's worldwide presence

Orange further strengthening its online advertising and audience businesses

This acquisition confirms Orange's ambition to develop its online advertising and audience businesses. Indeed, following on from content and more recently healthcare, the Group's strategy is now aimed at conquering new territories.

 This acquisition supports our strategy: developing the audience for our sites and online services on the internet, mobile and IPTV, as well as increasing our share of the national and local advertising market, and providing targeting solutions that offer a better level of effectiveness for advertisers , explains Paul-François Fournier, head of the online advertising and audience business.

Growing at a rate of 20 to 30% a year, the online advertising market represents a major source of growth for Orange. Indeed, Orange has some of the most frequently visited portals, generating one of the top 25 global audiences(3).

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 170 million customers in five continents as of December 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007. As of December 31, 2007, the Group had 109.6 million mobile customers and 11.6 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contact:

Bérengère Arnold– +33 1 44 44 93 93 berengere.arnold@orange-ftgroup.com

1: Sources: Nielsen/Netrating, January 2008, TNS Media Intelligence, IAB: advertising investments in million euros

2 and 3: Comscore World Metrix: “Top Properties Worldwide”, Nielsen/Netrating, January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 5, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer